SECUF 08031977 3ION
Wasnington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KC BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1423 NW Ilwaco Court
(No. and Street)

Camas	WA	98607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF WALD 970-330-8860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

7900 XERXES AVE S, SUITE 2400,	MINNEAPOLIS	MN	55431
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 0 6 2008
THOMSON REUTERS

SEC
Mail Processing
Section
MAY 27 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KC BROKERAGE SERVICES, LLC

Camas, Washington

March 31, 2008 and 2007

FINANCIAL STATEMENTS

Including Independent Auditors' Report

KC BROKERAGE SERVICES, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Board of Governors and Member
KC Brokerage Services, LLC
Camas, Washington

We have audited the accompanying statements of financial condition of KC Brokerage Services, LLC (a limited liability company) as of March 31, 2008 and 2007, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KC Brokerage Services, LLC as of March 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
May 21, 2008

KC BROKERAGE SERVICES, LLC

STATEMENTS OF FINANCIAL CONDITION
March 31, 2008 and 2007

ASSETS

	2008	2007
CASH	$ 110,228	$ 45,149
COMMISSIONS RECEIVABLE	8,200	39,187
RELATED PARTY RECEIVABLE	6,536	7,599
DEPOSIT	300	-
TOTAL ASSETS	$ 125,264	$ 91,935

LIABILITIES AND MEMBER'S EQUITY

	2008	2007
ACCOUNTS PAYABLE	$ 46,184	$ 35,453
MEMBER'S EQUITY	79,080	56,482
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 125,264	$ 91,935

See accompanying notes to financial statements.

KC BROKERAGE SERVICES, LLC

STATEMENTS OF OPERATIONS
Years Ended March 31, 2008 and 2007

	2008	2007
REVENUES	$ 585,818	$ 986,953
OPERATING EXPENSES	121,620	87,970
OTHER INCOME	35,000	-
NET INCOME	$ 499,198	$ 898,983

See accompanying notes to financial statements.

KC BROKERAGE SERVICES, LLC

STATEMENTS OF MEMBER'S EQUITY
Years Ended March 31, 2008 and 2007

BALANCE, March 31, 2006	$ 80,499
Distributions to member	(923,000)
2007 net income	898,983
BALANCE, March 31, 2007	56,482
Distributions to member	(476,600)
2008 net income	499,198
BALANCE, March 31, 2008	$ 79,080

See accompanying notes to financial statements.

KC BROKERAGE SERVICES, LLC

STATEMENTS OF CASH FLOWS
Years Ended March 31, 2008 and 2007

		2008		2007
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	499,198	$	898,983
Adjustments to reconcile net income to net cash flows from operating activities:				
Changes in operating assets and liabilities:				
Commissions receivable		30,987		14,872
Related party receivable		1,063		(4,175)
Deposit		(300)		-
Accounts payable		10,731		24,662
Net Cash Flows from Operating Activities		541,679		934,342
CASH FLOWS FROM FINANCING ACTIVITIES				
Distributions to member		(476,600)		(923,000)
Net Cash Flows from Financing Activities		(476,600)		(923,000)
Net Change in Cash		65,079		11,342
CASH - Beginning of Year		45,149		33,807
CASH - END OF YEAR	$	110,228	$	45,149

See accompanying notes to financial statements.

KC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
March 31, 2008 and 2007

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

KC Brokerage Services, LLC (the Company) was organized as a limited liability company in Kansas on March 28, 2000. The Company became a registered broker dealer under the Securities Exchange Act of 1934 on March 20, 2001 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) formerly the National Association of Securities Dealers (NASD).

The Company is a wholly-owned subsidiary of Kennedy and Coe Wealth Management, LLC (Kennedy and Coe Wealth Management) formerly KC Advisors, LLC.

Cash

The Company maintains its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary by management at March 31, 2008 and 2007.

Revenue Recognition and Related Expenses

Commission income and expenses are recorded on a trade-date basis. Commission income from merger and acquisition transactions is recognized at the time of closing.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

The Company has an affiliate agreement with Kennedy and Coe Wealth Management to pay $5,000, which increased from $4,000, per month to Kennedy and Coe Wealth Management for shared facilities, supplies and services provided. Shared expenses were $56,000 and $48,000 for the years ended March 31, 2008 and 2007. The balance due to Kennedy and Coe Wealth Management was $12,705 and $8,250 at March 31, 2008 and 2007 and is included in accounts payable. The Company will pay the following expenses directly: audit and legal fees, bank charges and federal and state registration fees. Kennedy and Coe Wealth Management will pay all other fixed and variable expenses for the Company. The balance due from Kennedy and Coe Wealth Management was $6,536 and $6,804 at March 31, 2008 and 2007, due on demand and non-interest bearing. Included in related party receivable at March 31, 2007, was $795 due from another related party.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At March 31, 2008 and 2007, the Company had net capital of $72,244 and $48,883 which was $67,244 and $43,883 in excess of its required net capital of $5,000. The Company's net capital ratio was .6 to 1 and .7 to 1 at March 31, 2008 and 2007.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

KC BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2008

COMPUTATION OF NET CAPITAL

Total member's equity	$ 79,080
Non-allowable assets:	
Related party receivable	6,536
Deposit	300
Total non-allowable assets	6,836
Net capital before haircuts on securities positions	72,244
Haircuts on securities positions	-
Net capital	$ 72,244

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 46,184

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 67,244
Excess net capital at 1,000 percent	$ 67,625
Ratio: Aggregate indebtedness to net capital	.6 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report Form X-17a-5 (unaudited) as of March 31, 2008	$ 72,244
Net audit adjustments	-
Net capital per above	$ 72,244

VirchowKrause
&company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors and Member
KC Brokerage Services, LLC
Camas, Washington

In planning and performing our audit of the financial statements and supplemental schedule of KC Brokerage Services, LLC (the Company) for the year ended March 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
May 21, 2008

END